

Wind Harvest

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND COMPANY HAS NO OBLIGATION TO REGISTER THIS NOTE IN THE FUTURE. THIS NOTE HAS BEEN ISSUED PURSUANT TO REGULATION CROWDFUNDING UNDER SECTION 4(A)(6) OF THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING AND APPLICABLE STATE LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. NEITHER THE OFFERING OF THE NOTE NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAW.

PROMISSORY NOTE
WITH
PROFIT SHARE KICKER

PRINCIPAL AMOUNT:

EFFECTIVE DATE:

PROFIT SHARE KICKER: Share of profits from the sale of 250 shares of Wind Harvest International, Inc. Common Stock per $100 invested.

FOR VALUE RECEIVED, the undersigned, **Wind Harvest Pilot Project Inc**, a Delaware public benefit corporation ("***Company***") hereby promises to pay to the order of ____________ ("***Holder***") the amounts and on the terms described herein. This Note is issued pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act ("***Regulation Crowdfunding***") and as part of the Financing.

1. **Certain Definitions.**

   1.1. "***Financing***" means Company's issuance of Notes in exchange for amounts invested by the Investors of up to $2,500,000 pursuant to Regulation Crowdfunding and/or Rule 506(c) of Regulation D under the Securities Act.

1.2. "*Investors*" means all of the holders of the Notes.

1.3. "*Loan Agreement*" means an agreement, entered into in September 2022, under which Company makes loans to Parent using the proceeds of the Financing.

1.4. "*Maturity Date,*" as to this Note, means December 31, 2027.

1.5. "*Note***"** means this Note.

1.6. "*Notes*" means this Note and all of the promissory notes whose principal terms (other than the interest rate) are substantially similar to those of this Note. Such principal terms shall include the Maturity Date, the Warrant Expiration Date, and the provisions regarding the Profit Share Kicker in **Section 14** hereof.

1.7. "*Parent*" means Wind Harvest International, Inc., a Delaware corporation and the parent company of Company.

1.8. "*Pro Rata Share*" means, for any Investor, the ratio that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors.

1.9. "*Reasonable Efforts*" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

1.10. "*Warrants*" means warrants for Parent's Common Stock ($0.0001 par value per share) that have an exercise price of $0.01 per share and are issued by Parent to Company under the Loan Agreement.

1.11. "***Warrant Expiration Date***" means December 31, 2027.

1.12. "*Warrant Shares*" means shares of Parent's Common Stock issuable under the Warrants.

2. **Principal and Interest Payments.** Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

2.1. Beginning on the Effective Date, simple interest on the principal sum of $_____ will accrue at a fixed rate of eight percent (8%) per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

2.2. Within sixty (60) days following the end of each fiscal year before the Maturity Date, Company shall make a payment of the interest accrued for the most recently ended fiscal year.

2.3. Except as otherwise provided in this Note, all unpaid principal (or such lesser amount as will then equal the outstanding principal amount hereunder) interest, and any other sums owing under this Note shall be due and payable in full on the Maturity Date.

3. **Prepayment.** Prepayment, in whole or in part, of principal and/or interest under this Note is available at Company's option at any time following the Effective Date, without penalty or premium.

4. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments to be made by Company and other amounts due hereunder shall be made in United States dollars, in immediately available funds, to Holder at such account as Holder shall specify by notice to Company from time to time, not later than 5:00 p.m. Eastern Time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

5. **Subordination.** This Note is subordinated to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

6. **Security.** This Note is unsecured.

7. **Information Rights.** Upon Holder's request, Company will deliver to Holder unaudited financial statements for Company's most recently ended fiscal year. Company shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

8. **Assignment.** This Note may be assigned or transferred by Holder or Company so long as such assignment complies with all applicable laws and regulations.

9. **Late Payments**. If any payment required to be made under this Note is not paid within fifteen (15) business days after the date due, Company shall increase the payment by five percent (5%) of the amount overdue to reimburse Holder for the additional expenses incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder or limit the rights and remedies available to Holder as a result of Company's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

10. **Events of Default.** Each of the following shall constitute an event of default (each, an "*Event of Default*") hereunder:

10.1. **Nonpayment.** The failure of Company to pay any payment due and payable under this Note to Holder within fifteen (15) business days after such payment is due, provided that such nonpayment is not cured prior to the expiration of any applicable notice and grace periods provided herein.

10.2. **Nonperformance.** The failure of Company to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided herein.

11. **Remedies.** Upon the occurrence of any Event of Default, if Company does not cure such Event of Default within ten (10) business days after receiving notice from Holder of such Event of Default, Holder shall have the option of declaring the entire unpaid balance of this Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon doing so, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of this Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate this Note at any time thereafter so long as the Event of Default remains uncured.

The failure to exercise or delay in exercising any such right or remedy stated in the previous paragraph, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Company thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

12. **Nature of Transaction; Interest Limitations; Limitations of Liability.**

12.1. Company has issued this Note in a commercial transaction for business purposes.

12.2. All agreements between Company and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Company. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Company agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee, or premium, and not interest.

12.3. To the fullest extent permitted by law, neither party (including each party's directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance, or breach of this Note), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

13. **Notes are Pari Passu.** The Notes will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes will be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

14. **Profit Share Kicker.**

14.1. Under the Loan Agreement, Parent has agreed to issue Company Warrants for 250 Warrant Shares for every $100 invested by Investors (the "*Profit Share Kicker Warrants*").

14.2. Company shall make Reasonable Efforts to exercise all of the Profit Share Kicker Warrants and sell all of the Warrant Shares issuable thereunder (the "*Profit Share Kicker Shares*") before the Warrant Expiration Date.

14.3. If, before the Warrant Expiration Date, Company has resold any or all of the Profit Share Kicker Shares, Company shall pay to Holder such Holder's Pro Rata Share of the profit from such resale. Such payment shall be referred to herein as the "*Profit Share Kicker*."

14.4. Payment of the Profit Share Kicker may occur in one transaction or in multiple transactions before the Warrant Expiration Date, provided that Company shall pay to each Holder such Holder's Pro Rata Share of the profit from each resale within sixty (60) days following such resale.

14.5. For purposes of illustration only, if Company raises $2,500,000 from Investors, Company will receive Profit Share Kicker Warrants for 6,250,000 Profit Share Kicker Shares. Company would then make Reasonable Efforts to exercise the Profit Share Kicker Warrants and sell the 6,250,000 Profit Share Kicker Shares. If an Investor invests $10,000, the Investor would be entitled to a Profit Share Kicker consisting of the profits from 25,000 Profit Share Kicker Shares, provided that, it is possible that Company will not exercise any or all of the Profit Share Kicker Warrants or sell any or all of the Profit Share Kicker Shares. In that case, the Investor's Profit Share Kicker could be a lower amount or zero.

14.6. The Profit Share Kicker would be in addition to the repayment of principal and all accrued interest under this Note.

14.7. Company shall have no obligation to exercise any Warrants or to sell any Warrant Shares issuable thereunder.

15. **Guaranty.** Company is a finance subsidiary of Parent pursuant to Rule 3a-5 of the Investment Company Act of 1940 (the "***Rule***"). Company shall cause Parent to execute, on or before the Effective Date, a guaranty in accordance with the requirements of the Rule (the "***Guaranty***"). The Guaranty shall unconditionally guarantee any and all payments due under this Note and shall be substantially in the same form attached hereto as ***Exhibit A***.

16. **Representations and Warranties of Company.** Company hereby represents and warrants to Holder as follows:

16.1. **Organization.** Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization

16.2. **Authority; Binding Agreement.** All action on the part of Company and its officers necessary for the authorization, execution, delivery, and performance of this Note by Company and the performance of Company's obligations hereunder, has been taken. This Note, when executed and delivered by Company, shall comprise valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

16.3. **Governmental Consents.** All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of this Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

17. **Representations, Warranties, and Covenants of Holder.** Holder hereby represents, warrants, and covenants to Company as follows:

17.1. **No Transfer Without Registration or Exemption.** Holder understands that the Note has not been registered under the Securities Act, or the securities laws of any State and that Company has no obligation to register this Note in the future. Holder understands that this Note has been issued pursuant to Regulation Crowdfunding and may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding ("Rule 501") and applicable State laws or pursuant to an effective registration statement or an exemption therefrom. Holder understands that Rule 501 provides that this Note may not be transferred for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for this Note.

17.2. **Holder Can Protect Its Interests.** Holder understands that the purchase of this Note involves a high degree of risk, and that Company's future prospects are uncertain. Holder understands the risks involved in the purchase of this Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Holder has fully reviewed Company's information on the Wefunder platform, including Company's Form C and all amendments thereto, if any. Holder has such knowledge and experience in financial and business matters that Holder can properly evaluate the merits and risks of purchase of this Note and can protect Holder's own interests in this regard.

17.3. **Holder Advised to Seek Representation.** Holder understands that nothing in this Note or any other materials presented to Holder in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Company has advised Holder to consult with such legal, tax, and investment advisors as Holder, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

17.4. **Information.** Holder acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to purchase the Note. Holder further represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of the Note and the business, properties, prospects and financial condition of Company, and to obtain additional information (to the extent the Company possessed such information or could acquire such information without unreasonable effort or expense) necessary to verify the accuracy or any information furnished to it or to which it had access.

17.5. **Indemnity.** Holder agrees to indemnify and hold harmless Company and its officers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Holder.

17.6. **Authority; Binding Agreement.** Holder represents and warrants to, and covenants with, Company that (i) Holder has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as enforceability may be limited by applicable law.

17.7. **Complete Information.** All information provided by Holder to Company herein, and all information provided by Holder to Company in connection with the purchase and sale of this Note—including information provided by Holder on the Wefunder platform—is true, correct, and complete as of the date hereof.

17.8. **Accredited Investor.** If Holder has checked the box next to "Accredited Investor" on the signature page, Holder represents that Holder is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

17.9. **Unaccredited Investor.** If Holder has checked the box next to "Unaccredited Investor" on the signature page, Holder represents that Holder is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth therein.

17.10. **Holder Not Subject to Backup Withholding.** Holder certifies that Holder is not subject to backup withholding because: (a) Holder is exempt from backup withholding, (b) Holder has not been notified by the Internal Revenue Service (IRS) that Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Holder that Holder is no longer subject to backup withholding.

18. **Miscellaneous.**

18.1. **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided herein.

18.2. **Governing Law.** This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

18.3. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.4. **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

18.5. **Notice.** Any notice or demand which Holder may or must give to Company under this Note shall be made in writing and delivered to the address below, or to such other address which Company may later designate in writing to Holder. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by Company or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

Kevin Wolf, Chief Executive Officer
Wind Harvest Pilot Project Inc
712 Fifth Street
Davis, CA 95616

Any notice or demand which Company may or must give to Holder under this Note shall be made in writing and delivered to an address provided by the Wefunder platform following Holder's purchase of the Note, or to such other address which Holder may later designate in writing to Company. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by Holder or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

18.6. **Severability.** In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Note to any party.

18.7. **Entire Agreement.** This Note, along with the agreements completed on the Wefunder platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Holder from Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

18.8. **Amendments.** This Note may be amended by mutual agreement of the parties in writing, provided that no provision of **Section 14** hereof may be amended without the written consent of Company and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

18.9. **Expenses.** Company and Holder shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Note and the transaction contemplated hereby.

18.10. **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Holder a Note in a smaller amount than Holder invests or may choose not to sell the Note to Holder. If Company accepts Holder's investment, in whole or in part, except as otherwise set forth on the Wefunder platform, this Note will constitute an irrevocable commitment by Holder to purchase this Note, and a copy of this Note will be executed by Company and returned to Holder. If Company rejects Holder's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

18.11. **Tax Withholding.** Holder hereby authorizes Company to make any withholding required by law. Holder agrees to provide to Company a Form W-9 or comparable form.

18.12. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

18.13. **Electronic Signatures.** Each party agrees that electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

18.14. **Note Not Effective Until Company Accepts Funds.** This Note is not effective until Company has accepted from the Holder an amount equal to the principal amount of this Note.

[Signature page follows]

IN WITNESS WHEREOF, Company has caused this **PROMISSORY NOTE** to be executed by its duly authorized officer as of the date first above written.


COMPANY:

WIND HARVEST PILOT PROJECT INC

By: _____

Name: Kevin Wolf

Title: Chief Executive Officer


ACCEPTED AND AGREED:

[If Holder is an individual]

HOLDER:

[NAME]

Signature: _____

Print Name: **_____**

- **Accredited Investor**
- **Unaccredited Investor**

[If Holder is an entity]

HOLDER:

[NAME]

By: _____

Name: _____

Title: _____

- **Accredited Investor**
- **Unaccredited Investor**

EXHIBIT A

GUARANTY

This Guaranty (this "**Guaranty**"), dated as of _____, is made by Wind Harvest International, Inc., a Delaware corporation ("**Guarantor**"), in favor and for the benefit of _____ ("**Beneficiary**"). The Guarantor and Beneficiary are collectively referred to herein as the "Parties" and each may individually be referred to herein as a "Party."

Reference is made to the Promissory Note dated as of _____ (the "**Note**"), by and between Beneficiary and Wind Harvest Pilot Project Inc ("**Obligor**"), which is a Delaware public benefit corporation and a finance subsidiary of Guarantor pursuant to Rule 3a-5 of the Investment Company Act of 1940.

Guarantor expects to derive substantial benefits from Beneficiary's loan to Obligor under the Note, and Guarantor finds it advantageous, desirable and in its best interests to execute and deliver this Guaranty to Beneficiary.

In consideration of such benefits, and in order to induce Beneficiary to enter into the Note, Guarantor hereby agrees as follows:

    1. Guaranty. On a subordinated basis as provided in **Section 6** hereof, Guarantor absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of all present and future obligations, liabilities, covenants and agreements required to be observed and performed or paid or reimbursed by Obligor under or relating to the Note (including all payment of principal, interest, and premium, if any), plus all costs, expenses and fees (including the reasonable fees and expenses of Beneficiary's counsel) in any way relating to the enforcement or protection of Beneficiary's rights hereunder (collectively, the "**Obligations**").

    2. Guaranty Absolute and Unconditional. Guarantor agrees that its Obligations under this Guaranty are, on a subordinated basis as described in **Section 6** hereof, irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of

        (a)   Any illegality, invalidity or unenforceability of any Obligation or the Note or any related agreement or instrument, or any law, regulation, decree or order of any jurisdiction or any other event affecting any term of the Obligations.

        (b)   Any change in the time, place or manner of payment or performance of, or in or of any other term of the Obligations, or any rescission, waiver, release, assignment, amendment or other modification of the Note.

        (c)   Any default, failure or delay, willful or otherwise, in the performance of the Obligations.

        (d)   Any change, restructuring or termination of the corporate structure, ownership or existence of Guarantor or Obligor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Obligor or its assets or any resulting restructuring, release or discharge of any Obligations.

(e)   The failure of any other guarantor or third party to execute or deliver this Guaranty or any other guaranty or agreement, or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Obligations.

(f)   The failure of Beneficiary to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Note or otherwise.

(g)   The existence of any claim, set-off, counterclaim, recoupment or other rights that Guarantor or Obligor may have against Beneficiary (other than a defense of payment or performance).

(h)   Any other circumstance (including, without limitation, any statute of limitations), act, omission or manner of administering the Note or any existence of or reliance on any representation by Beneficiary that might vary the risk of Guarantor or otherwise operate as a defense available to, or a legal or equitable discharge of, Guarantor.

3. Certain Waivers; Acknowledgments. Guarantor further acknowledges and agrees as follows:

(a)   Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all presently existing and future Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations.

(b)   In the event of Obligor's default in any payment of principal, interest, or premium under the Note, or in the event of Obligor's default in any other payment under the Note, Beneficiary may institute legal proceedings directly against Guarantor to enforce this Guaranty without first proceeding against Obligor.

(c)   This Guaranty is a guaranty of payment and performance and not of collection. Beneficiary shall not be obligated to enforce or exhaust its remedies against Obligor or under the Note before proceeding to enforce this Guaranty.

(d)   This Guaranty is a direct guaranty and independent of the obligations of Obligor under the Note. Beneficiary may resort to Guarantor for payment and performance of the Obligations whether or not Beneficiary shall have resorted to any collateral therefor (if any) or shall have proceeded against Obligor or any other guarantors with respect to the Obligations. Beneficiary may, at Beneficiary's option, proceed against Guarantor and Obligor, jointly and severally, or against Guarantor only without having obtained a judgment against Obligor.

(e)   If Obligor fails to make a scheduled payment under the Note, Guarantor is obligated to make the scheduled payment immediately and, if Guarantor does not,

Beneficiary may immediately bring suit directly against Guarantor for payment of all amounts due and payable.

(f)   Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Guaranty and any requirement that Beneficiary protect, secure, perfect or insure any lien or any property subject thereto.

(g)   Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is voided, rescinded or recovered or must otherwise be returned by Beneficiary upon the insolvency, bankruptcy or reorganization of Obligor.

(h)   Guarantor acknowledges that this Guaranty is in effect and binding without reference to whether it is signed by Beneficiary or any other person, and that possession of this Guaranty by Beneficiary shall be conclusive evidence of Guarantor's due delivery hereof.

4. Subrogation. Guarantor waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this Guaranty until all Obligations shall have been indefeasibly paid and discharged in full.

5. Information Rights. Upon Beneficiary's request, Guarantor will deliver to Beneficiary unaudited financial statements for Guarantor's most recently ended fiscal year. Guarantor shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

6. Subordination. This Guaranty is subordinated in right of payment to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. Representations and Warranties. To induce Beneficiary to enter into the Note and to invest in Obligor pursuant to the terms of the Note, Guarantor represents and warrants that: (a) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization; (b) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and will not violate any order, judgment or decree to which Guarantor or any of its assets may be subject; and (c) this Guaranty, when executed and delivered to Beneficiary, constitutes Guarantor's valid and legally binding agreement in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

8. Notice. Any notice or demand which Beneficiary may or must give to Guarantor under this Guaranty shall be made in writing and delivered to the address below, or to such other address which Guarantor may later designate in writing to Beneficiary. Notice shall be deemed

to have been duly given when (a) delivered by hand and receipted for by Guarantor or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

> Kevin Wolf, President
> Wind Harvest International, Inc.
> 712 Fifth Street
> Davis, CA 95616

Any notice or demand which Guarantor may or must give to Holder under this Note shall be made in writing and delivered to an address provided by the Wefunder platform following Beneficiary's purchase of the Note, or to such other address which Beneficiary may later designate in writing to Guarantor. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by Beneficiary or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

9. <u>Successors and Assigns</u>. The terms and conditions of this Guaranty shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Guarantor" and "Beneficiary" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Guaranty, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Guaranty, except as expressly provided herein.

10. <u>Assignment</u>. Either Party may assign or transfer its rights, powers or obligations hereunder so long as such assignment complies with all applicable laws and regulations.

11. <u>Governing Law.</u> This Guaranty shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

12. <u>Headings</u>. Section headings are for convenience of reference only and shall not define, modify, expand or limit any of the terms of this Guaranty.

13. <u>Severability</u>. In the event that any provision of this Guaranty becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Guaranty shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Guaranty to any party.

14. <u>Entire Agreement</u>. This Guaranty constitutes the sole and entire agreement of Guarantor and Beneficiary with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter.

15. <u>Amendments</u>. This Guaranty may be amended by mutual agreement of the parties in writing.

16. <u>Electronic Signatures</u>. Each Party agrees that an electronic signature, whether digital or encrypted, to this Guaranty is intended to authenticate this writing and to have the same force and effect as a manual signature. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the day and year first above written.

GUARANTOR:

WIND HARVEST INTERNATIONAL, INC.

By: _____

Name: Kevin Wolf
Title: President/CEO

ACCEPTED AND AGREED:

[If Beneficiary is an individual]

BENEFICIARY:

[NAME]

Signature: _____

Print Name: _____

[If Beneficiary is an entity]

BENEFICIARY:

[NAME]

By: _____

Name: _____

Title: _____



THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND COMPANY HAS NO OBLIGATION TO REGISTER THIS NOTE IN THE FUTURE. THIS NOTE HAS BEEN ISSUED PURSUANT TO REGULATION CROWDFUNDING UNDER SECTION 4(A)(6) OF THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING AND APPLICABLE STATE LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. NEITHER THE OFFERING OF THE NOTE NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAW.


PROMISSORY NOTE

WITH

PROFIT SHARE KICKER


PRINCIPAL AMOUNT:

EFFECTIVE DATE:

PROFIT SHARE KICKER: Share of profits from the sale of 250 shares of Wind Harvest International, Inc. Common Stock per $100 invested.

FOR VALUE RECEIVED, the undersigned, **Wind Harvest Pilot Project Inc**, a Delaware public benefit corporation ("*Company*") hereby promises to pay to the order of _____ ("*Holder*") the amounts and on the terms described herein. This Note is issued pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act ("*Regulation Crowdfunding*") and as part of the Financing.

1. **Certain Definitions.**

    1.1. "*Financing*" means Company's issuance of Notes in exchange for amounts invested by the Investors of up to $2,500,000 pursuant to Regulation Crowdfunding and/or Rule 506(c) of Regulation D under the Securities Act.

1.2. "*Investors*" means all of the holders of the Notes.

1.3. "*Loan Agreement*" means an agreement, entered into in September 2022, under which Company makes loans to Parent using the proceeds of the Financing.

1.4. "*Maturity Date,*" as to this Note, means December 31, 2027.

1.5. "*Note*" means this Note.

1.6. "*Notes*" means this Note and all of the promissory notes whose principal terms (other than the interest rate) are substantially similar to those of this Note. Such principal terms shall include the Maturity Date, the Warrant Expiration Date, and the provisions regarding the Profit Share Kicker in **Section 14** hereof.

1.7. "*Parent*" means Wind Harvest International, Inc., a Delaware corporation and the parent company of Company.

1.8. "*Pro Rata Share*" means, for any Investor, the ratio that results from dividing the original amount of the Investor's investment by the total original amount invested by all of the Investors.

1.9. "*Reasonable Efforts*" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

1.10. "*Warrants*" means warrants for Parent's Common Stock ($0.0001 par value per share) that have an exercise price of $0.01 per share and are issued by Parent to Company under the Loan Agreement.

1.11. "*Warrant Expiration Date*" means December 31, 2027.

1.12. "*Warrant Shares*" means shares of Parent's Common Stock issuable under the Warrants.

2. **Principal and Interest Payments.** Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

2.1. Beginning on the Effective Date, simple interest on the principal sum of $_____ will accrue at a fixed rate of seven percent (7%) per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

2.2. Within sixty (60) days following the end of each fiscal year before the Maturity Date, Company shall make a payment of the interest accrued for the most recently ended fiscal year.

2.3. Except as otherwise provided in this Note, all unpaid principal (or such lesser amount as will then equal the outstanding principal amount hereunder) interest, and any other sums owing under this Note shall be due and payable in full on the Maturity Date.

3. **Prepayment.** Prepayment, in whole or in part, of principal and/or interest under this Note is available at Company's option at any time following the Effective Date, without penalty or premium.

4. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments to be made by Company and other amounts due hereunder shall be made in United States dollars, in immediately available funds, to Holder at such account as Holder shall specify by notice to Company from time to time, not later than 5:00 p.m. Eastern Time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

5. **Subordination.** This Note is subordinated to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

6. **Security.** This Note is unsecured.

7. **Information Rights.** Upon Holder's request, Company will deliver to Holder unaudited financial statements for Company's most recently ended fiscal year. Company shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

8. **Assignment.** This Note may be assigned or transferred by Holder or Company so long as such assignment complies with all applicable laws and regulations.

9. **Late Payments**. If any payment required to be made under this Note is not paid within fifteen (15) business days after the date due, Company shall increase the payment by five percent (5%) of the amount overdue to reimburse Holder for the additional expenses incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder or limit the rights and remedies available to Holder as a result of Company's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

10. **Events of Default.** Each of the following shall constitute an event of default (each, an "*Event of Default*") hereunder:

10.1. **Nonpayment.** The failure of Company to pay any payment due and payable under this Note to Holder within fifteen (15) business days after such payment is due, provided that such nonpayment is not cured prior to the expiration of any applicable notice and grace periods provided herein.

10.2. **Nonperformance.** The failure of Company to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided herein.

11. **Remedies.** Upon the occurrence of any Event of Default, if Company does not cure such Event of Default within ten (10) business days after receiving notice from Holder of such Event of Default, Holder shall have the option of declaring the entire unpaid balance of this Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon doing so, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of this Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate this Note at any time thereafter so long as the Event of Default remains uncured.

The failure to exercise or delay in exercising any such right or remedy stated in the previous paragraph, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Company thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

12. **Nature of Transaction; Interest Limitations; Limitations of Liability.**

12.1. Company has issued this Note in a commercial transaction for business purposes.

12.2. All agreements between Company and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Company. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Company agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee, or premium, and not interest.

12.3. To the fullest extent permitted by law, neither party (including each party's directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance, or breach of this Note), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

13. **Notes are Pari Passu.** The Notes will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes will be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

14. **Profit Share Kicker.**

14.1. Under the Loan Agreement, Parent has agreed to issue Company Warrants for 250 Warrant Shares for every $100 invested by Investors (the "***Profit Share Kicker Warrants***").

14.2. Company shall make Reasonable Efforts to exercise all of the Profit Share Kicker Warrants and sell all of the Warrant Shares issuable thereunder (the "***Profit Share Kicker Shares***") before the Warrant Expiration Date.

14.3. If, before the Warrant Expiration Date, Company has resold any or all of the Profit Share Kicker Shares, Company shall pay to Holder such Holder's Pro Rata Share of the profit from such resale. Such payment shall be referred to herein as the "***Profit Share Kicker***."

14.4. Payment of the Profit Share Kicker may occur in one transaction or in multiple transactions before the Warrant Expiration Date, provided that Company shall pay to each Holder such Holder's Pro Rata Share of the profit from each resale within sixty (60) days following such resale.

14.5. For purposes of illustration only, if Company raises $2,500,000 from Investors, Company will receive Profit Share Kicker Warrants for 6,250,000 Profit Share Kicker Shares. Company would then make Reasonable Efforts to exercise the Profit Share Kicker Warrants and sell the 6,250,000 Profit Share Kicker Shares. If an Investor invests $10,000, the Investor would be entitled to a Profit Share Kicker consisting of the profits from 25,000 Profit Share Kicker Shares, provided that, it is possible that Company will not exercise any or all of the Profit Share Kicker Warrants or sell any or all of the Profit Share Kicker Shares. In that case, the Investor's Profit Share Kicker could be a lower amount or zero.

14.6. The Profit Share Kicker would be in addition to the repayment of principal and all accrued interest under this Note.

14.7. Company shall have no obligation to exercise any Warrants or to sell any Warrant Shares issuable thereunder.

15. **Guaranty.** Company is a finance subsidiary of Parent pursuant to Rule 3a-5 of the Investment Company Act of 1940 (the "***Rule***"). Company shall cause Parent to execute, on or before the Effective Date, a guaranty in accordance with the requirements of the Rule (the "***Guaranty***"). The Guaranty shall unconditionally guarantee any and all payments due under this Note and shall be substantially in the same form attached hereto as ***Exhibit A***.

16. **Representations and Warranties of Company.** Company hereby represents and warrants to Holder as follows:

16.1. **Organization.** Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization

16.2. **Authority; Binding Agreement.** All action on the part of Company and its officers necessary for the authorization, execution, delivery, and performance of this Note by Company and the performance of Company's obligations hereunder, has been taken. This Note, when executed and delivered by Company, shall comprise valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

16.3. **Governmental Consents.** All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of this Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

17. **Representations, Warranties, and Covenants of Holder.** Holder hereby represents, warrants, and covenants to Company as follows:

17.1. **No Transfer Without Registration or Exemption.** Holder understands that the Note has not been registered under the Securities Act, or the securities laws of any State and that Company has no obligation to register this Note in the future. Holder understands that this Note has been issued pursuant to Regulation Crowdfunding and may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding ("Rule 501") and applicable State laws or pursuant to an effective registration statement or an exemption therefrom. Holder understands that Rule 501 provides that this Note may not be transferred for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for this Note.

17.2. **Holder Can Protect Its Interests.** Holder understands that the purchase of this Note involves a high degree of risk, and that Company's future prospects are uncertain. Holder understands the risks involved in the purchase of this Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Holder has fully reviewed Company's information on the Wefunder platform, including Company's Form C and all amendments thereto, if any. Holder has such knowledge and experience in financial and business matters that Holder can properly evaluate the merits and risks of purchase of this Note and can protect Holder's own interests in this regard.

17.3. **Holder Advised to Seek Representation.** Holder understands that nothing in this Note or any other materials presented to Holder in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Company has advised Holder to consult with such legal, tax, and investment advisors as Holder, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

17.4. **Information.** Holder acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to purchase the Note. Holder further represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of the Note and the business, properties, prospects and financial condition of Company, and to obtain additional information (to the extent the Company possessed such information or could acquire such information without unreasonable effort or expense) necessary to verify the accuracy or any information furnished to it or to which it had access.

17.5. **Indemnity.** Holder agrees to indemnify and hold harmless Company and its officers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Holder.

17.6. **Authority; Binding Agreement.** Holder represents and warrants to, and covenants with, Company that (i) Holder has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as enforceability may be limited by applicable law.

17.7. **Complete Information.** All information provided by Holder to Company herein, and all information provided by Holder to Company in connection with the purchase and sale of this Note—including information provided by Holder on the Wefunder platform—is true, correct, and complete as of the date hereof.

17.8. **Accredited Investor.** If Holder has checked the box next to "Accredited Investor" on the signature page, Holder represents that Holder is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

17.9. **Unaccredited Investor.** If Holder has checked the box next to "Unaccredited Investor" on the signature page, Holder represents that Holder is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth therein.

17.10. **Holder Not Subject to Backup Withholding.** Holder certifies that Holder is not subject to backup withholding because: (a) Holder is exempt from backup withholding, (b) Holder has not been notified by the Internal Revenue Service (IRS) that Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Holder that Holder is no longer subject to backup withholding.

18. **Miscellaneous.**

18.1. **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided herein.

18.2. **Governing Law.** This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

18.3. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.4. **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

18.5. **Notice.** Any notice or demand which Holder may or must give to Company under this Note shall be made in writing and delivered to the address below, or to such other address which Company may later designate in writing to Holder. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by Company or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

Kevin Wolf, Chief Executive Officer
Wind Harvest Pilot Project Inc
712 Fifth Street
Davis, CA 95616

Any notice or demand which Company may or must give to Holder under this Note shall be made in writing and delivered to an address provided by the Wefunder platform following Holder's purchase of the Note, or to such other address which Holder may later designate in writing to Company. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by Holder or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

18.6. **Severability.** In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Note to any party.

18.7. **Entire Agreement.** This Note, along with the agreements completed on the Wefunder platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Holder from Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

18.8. **Amendments.** This Note may be amended by mutual agreement of the parties in writing, provided that no provision of **Section 14** hereof may be amended without the written consent of Company and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

18.9. **Expenses.** Company and Holder shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Note and the transaction contemplated hereby.

18.10. **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Holder a Note in a smaller amount than Holder invests or may choose not to sell the Note to Holder. If Company accepts Holder's investment, in whole or in part, except as otherwise set forth on the Wefunder platform, this Note will constitute an irrevocable commitment by Holder to purchase this Note, and a copy of this Note will be executed by Company and returned to Holder. If Company rejects Holder's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

18.11. **Tax Withholding.** Holder hereby authorizes Company to make any withholding required by law. Holder agrees to provide to Company a Form W-9 or comparable form.

18.12. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

18.13. **Electronic Signatures.** Each party agrees that electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

18.14. **Note Not Effective Until Company Accepts Funds.** This Note is not effective until Company has accepted from the Holder an amount equal to the principal amount of this Note.

[Signature page follows]

IN WITNESS WHEREOF, Company has caused this **PROMISSORY NOTE** to be executed by its duly authorized officer as of the date first above written.

COMPANY:

WIND HARVEST PILOT PROJECT INC

By: _____

Name: Kevin Wolf

Title: Chief Executive Officer

ACCEPTED AND AGREED:

[If Holder is an individual]

HOLDER:

[NAME]

Signature: _____

Print Name: **_____**

- **Accredited Investor**
- **Unaccredited Investor**

[If Holder is an entity]

HOLDER:

[NAME]

By: _____

Name: _____

Title: _____

- **Accredited Investor**
- **Unaccredited Investor**

EXHIBIT A

GUARANTY

This Guaranty (this "**Guaranty**"), dated as of _____, is made by Wind Harvest International, Inc., a Delaware corporation ("**Guarantor**"), in favor and for the benefit of _____ ("**Beneficiary**"). The Guarantor and Beneficiary are collectively referred to herein as the "Parties" and each may individually be referred to herein as a "Party."

Reference is made to the Promissory Note dated as of _____ (the "**Note**"), by and between Beneficiary and Wind Harvest Pilot Project Inc ("**Obligor**"), which is a Delaware public benefit corporation and a finance subsidiary of Guarantor pursuant to Rule 3a-5 of the Investment Company Act of 1940.

Guarantor expects to derive substantial benefits from Beneficiary's loan to Obligor under the Note, and Guarantor finds it advantageous, desirable and in its best interests to execute and deliver this Guaranty to Beneficiary.

In consideration of such benefits, and in order to induce Beneficiary to enter into the Note, Guarantor hereby agrees as follows:

   1. Guaranty. On a subordinated basis as provided in **Section 6** hereof, Guarantor absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of all present and future obligations, liabilities, covenants and agreements required to be observed and performed or paid or reimbursed by Obligor under or relating to the Note (including all payment of principal, interest, and premium, if any), plus all costs, expenses and fees (including the reasonable fees and expenses of Beneficiary's counsel) in any way relating to the enforcement or protection of Beneficiary's rights hereunder (collectively, the "**Obligations**").

   2. Guaranty Absolute and Unconditional. Guarantor agrees that its Obligations under this Guaranty are, on a subordinated basis as described in **Section 6** hereof, irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of

   (a)   Any illegality, invalidity or unenforceability of any Obligation or the Note or any related agreement or instrument, or any law, regulation, decree or order of any jurisdiction or any other event affecting any term of the Obligations.

   (b)   Any change in the time, place or manner of payment or performance of, or in or of any other term of the Obligations, or any rescission, waiver, release, assignment, amendment or other modification of the Note.

   (c)   Any default, failure or delay, willful or otherwise, in the performance of the Obligations.

   (d)   Any change, restructuring or termination of the corporate structure, ownership or existence of Guarantor or Obligor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Obligor or its assets or any resulting restructuring, release or discharge of any Obligations.

(e) The failure of any other guarantor or third party to execute or deliver this Guaranty or any other guaranty or agreement, or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Obligations.

(f) The failure of Beneficiary to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Note or otherwise.

(g) The existence of any claim, set-off, counterclaim, recoupment or other rights that Guarantor or Obligor may have against Beneficiary (other than a defense of payment or performance).

(h) Any other circumstance (including, without limitation, any statute of limitations), act, omission or manner of administering the Note or any existence of or reliance on any representation by Beneficiary that might vary the risk of Guarantor or otherwise operate as a defense available to, or a legal or equitable discharge of, Guarantor.

3. <u>Certain Waivers; Acknowledgments.</u> Guarantor further acknowledges and agrees as follows:

(a) Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all presently existing and future Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations.

(b) In the event of Obligor's default in any payment of principal, interest, or premium under the Note, or in the event of Obligor's default in any other payment under the Note, Beneficiary may institute legal proceedings directly against Guarantor to enforce this Guaranty without first proceeding against Obligor.

(c) This Guaranty is a guaranty of payment and performance and not of collection. Beneficiary shall not be obligated to enforce or exhaust its remedies against Obligor or under the Note before proceeding to enforce this Guaranty.

(d) This Guaranty is a direct guaranty and independent of the obligations of Obligor under the Note. Beneficiary may resort to Guarantor for payment and performance of the Obligations whether or not Beneficiary shall have resorted to any collateral therefor (if any) or shall have proceeded against Obligor or any other guarantors with respect to the Obligations. Beneficiary may, at Beneficiary's option, proceed against Guarantor and Obligor, jointly and severally, or against Guarantor only without having obtained a judgment against Obligor.

(e) If Obligor fails to make a scheduled payment under the Note, Guarantor is obligated to make the scheduled payment immediately and, if Guarantor does not,

Beneficiary may immediately bring suit directly against Guarantor for payment of all amounts due and payable.

(f) Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Guaranty and any requirement that Beneficiary protect, secure, perfect or insure any lien or any property subject thereto.

(g) Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is voided, rescinded or recovered or must otherwise be returned by Beneficiary upon the insolvency, bankruptcy or reorganization of Obligor.

(h) Guarantor acknowledges that this Guaranty is in effect and binding without reference to whether it is signed by Beneficiary or any other person, and that possession of this Guaranty by Beneficiary shall be conclusive evidence of Guarantor's due delivery hereof.

4. Subrogation. Guarantor waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this Guaranty until all Obligations shall have been indefeasibly paid and discharged in full.

5. Information Rights. Upon Beneficiary's request, Guarantor will deliver to Beneficiary unaudited financial statements for Guarantor's most recently ended fiscal year. Guarantor shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

6. Subordination. This Guaranty is subordinated in right of payment to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. Representations and Warranties. To induce Beneficiary to enter into the Note and to invest in Obligor pursuant to the terms of the Note, Guarantor represents and warrants that: (a) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization; (b) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and will not violate any order, judgment or decree to which Guarantor or any of its assets may be subject; and (c) this Guaranty, when executed and delivered to Beneficiary, constitutes Guarantor's valid and legally binding agreement in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

8. Notice. Any notice or demand which Beneficiary may or must give to Guarantor under this Guaranty shall be made in writing and delivered to the address below, or to such other address which Guarantor may later designate in writing to Beneficiary. Notice shall be deemed

to have been duly given when (a) delivered by hand and receipted for by Guarantor or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

Kevin Wolf, President
Wind Harvest International, Inc.
712 Fifth Street
Davis, CA 95616

Any notice or demand which Guarantor may or must give to Holder under this Note shall be made in writing and delivered to an address provided by the Wefunder platform following Beneficiary's purchase of the Note, or to such other address which Beneficiary may later designate in writing to Guarantor. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by Beneficiary or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

9. Successors and Assigns. The terms and conditions of this Guaranty shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Guarantor" and "Beneficiary" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Guaranty, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Guaranty, except as expressly provided herein.

10. Assignment. Either Party may assign or transfer its rights, powers or obligations hereunder so long as such assignment complies with all applicable laws and regulations.

11. Governing Law. This Guaranty shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

12. Headings. Section headings are for convenience of reference only and shall not define, modify, expand or limit any of the terms of this Guaranty.

13. Severability. In the event that any provision of this Guaranty becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Guaranty shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Guaranty to any party.

14. Entire Agreement. This Guaranty constitutes the sole and entire agreement of Guarantor and Beneficiary with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter.

15. Amendments. This Guaranty may be amended by mutual agreement of the parties in writing.

16. Electronic Signatures. Each Party agrees that an electronic signature, whether digital or encrypted, to this Guaranty is intended to authenticate this writing and to have the same force and effect as a manual signature. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the day and year first above written.

GUARANTOR:

WIND HARVEST INTERNATIONAL, INC.

By: _____

Name: Kevin Wolf
Title: President/CEO

ACCEPTED AND AGREED:

[If Beneficiary is an individual]

BENEFICIARY:

[NAME]

Signature: _____

Print Name: _____

[If Beneficiary is an entity]

BENEFICIARY:

[NAME]

By: _____

Name: _____

Title: _____